UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 31, 2018: Euroseas Ltd. Announces Completion of the Spin-off of its Drybulk Fleet into EuroDry Ltd.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:,” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 31, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Completion of the Spin-off of its Drybulk Fleet into EuroDry Ltd.

Maroussi, Athens, Greece – May 31, 2018 – Euroseas Ltd. (NASDAQ: ESEA, the “Company”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that it has completed the spin-off of its drybulk fleet into EuroDry Ltd. Euroseas shareholders received one EuroDry Ltd share for every five shares of the Company they owned. Shares of EuroDry Ltd. will commence trading today, May 31, 2018 on the NASDAQ Capital Market under the symbol “EDRY.”

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to complete the spin-off of our drybulk fleet into a separate publicly listed company, EuroDry Ltd. Euroseas now becomes a pure containership company, the only US-listed containership owner focused on the feeder sector. We expect that our clear sector strategy and growth plans will allow Euroseas to trade much closer to its net asset value, which we believe it to be around $3 per share.”

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC ‘til Jul-18	$16,500
EM ASTORIA	Feeder	35,600	2,788	2004	undergoing repairs	-
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC 'tillAug-18 + 12 months in Charterers Option	$8,500 $15,000
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Dec-18	$9,950
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Sep-18	$10,500
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Apr-19	$9,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Aug-18	$10,500
NINOS	Feeder	18,253	1,169	1990	TC 'til Sep-18	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Oct-18	$11,900
Total Container Carriers	11	338,632	25,483
Vessel held for sale
MONICA P (**)	Drybulk	46,667		1998	TC ‘til Jun-18	$8,000

Note:  (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 (**) Vessel has been agreed to be sold; to be delivered to its new owners by June 30, 2018.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 12 vessels in the water, including one Handymax drybulk carrier, that has been sold and will be delivered to its new owners by June 30, 2018, ten Feeder containerships and one Intermediate containership. Euroseas eleven containerships have a total cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the anticipated spin-off of the Company’s drybulk fleet and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com